UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

The following notice was announced in Hong Kong on 16th July, 2003.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Notice of change of auditors

     The Board of Directors of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 15th July, 2003 Messrs. KPMG CPA have been appointed as auditors of the Company to fill the casual vacancy following the resignation of Messrs. Deloitte Touche Tohmatsu CPA.

     Messrs. Deloitte Touche Tohmatsu CPA have confirmed that there are no circumstances connected with their resignation that they consider ought to be brought to the attention of the Company’s members or creditors.

By Order of the Board Lo Kin Hang, Brian Company Secretary

Hong Kong, 16th July, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President

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